SIMPSON THACHER & BARTLETT LLP

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(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

December 18, 2014

VIA COURIER AND EDGAR

Re: Summit Materials, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted November 26, 2014 CIK No. 0001621563

Kamyar Daneshvar, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Daneshvar:

On behalf of Summit Materials, Inc. (“Summit”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission a Registration Statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of its Class A common stock, marked to show changes from Amendment No. 2 to the draft Registration Statement (“Amendment No. 2”) confidentially submitted on November 26, 2014. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission	2	December 18, 2014

In addition, we are providing the following responses to your comment letter, dated December 3, 2014, regarding Amendment No. 2. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. The responses and information described below are based upon information provided to us by Summit.

Summary, page 1

Summary Historical Consolidated Financial and Other Data, page 17

1.	We note that in response to comments 1 and 2 in our letter dated November 20, 2014, you are now presenting a line item, pre-acquisition revenue for certain completed acquisitions, below your reconciliations of EBITDA and Adjusted EBITDA. It is unclear why this presentation is appropriate and how it relates to the EBITDA and Adjusted EBITDA reconciliations. Further, the presentation appears to be a pro forma adjustment number. As previously noted, any pro forma financial information that is presented is to comply with the requirements in Article 11-2 of Regulation S-X. As such, please either remove the presentation or provide pro forma financial information for business acquisitions that complies with the guidance in Article 11-02 of Regulation S-X.

Summit has revised page 21 to delete the presentation of pre-acquisition revenue information in response to the Staff’s comment. As discussed below in response to comment 5, Summit respectfully submits that because it is an acquisitive company, it believes certain pro forma information presented in accordance with Accounting Standard Codification Topic 805, Business Combinations (“ASC 805”), including with respect to revenue, would be meaningful to investors and it has accordingly has revised page F-48 to include such information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Results of Operations, page 71

2.	We note the revisions to your disclosures in response to comment 3 in our letter dated November 20, 2014. Please quantify the impact changes in volume and pricing had on the changes in revenue and operating (loss) income for each period presented at the consolidated level and changes in revenue, operating (loss) income, and Adjusted EBITDA at the segment level. For example, please disclose the amount of the $63.5 million organic growth in interim period revenue that relates to changes in volume versus the changes in pricing.

Summit respectfully notes that, as it orally discussed with members of the Staff by telephone on December 5, 2014, it believes it has now provided all of the detail in regard to the impact of changes in volume and pricing that can be accurately and meaningfully quantified and that Summit’s management instead focuses on operating margin as a key metric when assessing the performance of the business,

Securities and Exchange Commission	3	December 18, 2014

as it believes that looking at changes in costs in relation to changes in revenue provides a more complete picture of Summit’s results of operations. Summit has expanded the disclosure on pages 71, 74 through 83, 85 and 87 through 94 in order to elaborate on management’s use of operating margin, to provide additional detail describing changes in operating margins from period to period and to add all remaining details that it believes are relevant in understanding the impact of changes in volume and pricing on its financial results. As a vertically integrated business, a portion of Summit’s sales volumes are realized through internal sales that are eliminated in consolidation. Management reviews financial sales, volume and pricing on a gross basis, before intercompany sales eliminations, as it believes that this information provides more insight into actual movements in volume and pricing changes. To assist investors in reviewing information in the same manner as management, a comparison of gross sales, before intercompany eliminations, by line of business is included in the results of operations for each of the comparative periods.

3.	We note the analysis you provided in response to comment 6 in our letter dated November 20, 2014, related to the goodwill impairment. Please expand these disclosures to clarify whether the 2014 interim revenues and operating profit/(loss) are in line with the assumptions included in the 2013 goodwill impairment test related to market recovery. In this regard, there is no mention in your segment analysis of the 2014 interim period revenue for the Utah operating results. Please also disclose the cost cutting measures taken in 2014 along with the actual cost reductions realized during the 2014 interim period.

Summit has expanded the disclosure on page 83 to: (i) state that 2014 interim revenues and operating profit/(loss) have exceeded the full year earnings that were forecasted in the 2013 goodwill analysis; (ii) make reference to the 2014 interim period revenue for the Utah-based operations; and (iii) make reference to the cost cutting measures taken in 2014 along with the general and administrative costs reduction that has been achieved. Summit notes that it also expanded the disclosure on pages 77 and 78 to include additional details regarding the Utah-based operations with respect to the nine months ended September 27, 2014.

Index to Financial Statements, page F-1

Audited Consolidated Financial Statements of Summit Materials Holdings L.P.

(19) Employee Long Term Incentive Plan, page F-32

4.	We note the information you provided in response to comment 12 in our letter dated November 20, 2014. It appears that the fair values you provided were for the Class D interest considering the vesting conditions rather than the estimated fair value of the Class D interest unencumbered without any vesting conditions. Please tell us if the fair value of the Class D interest without any vesting conditions is an input into the Monte Carlo simulation. If it is, please tell us this fair value at each grant date.

Securities and Exchange Commission	4	December 18, 2014

Summit respectfully advises the Staff that there were no fair value estimates made for the Class D interests using the Monte Carlo simulation unencumbered without any vesting conditions. Due to the nature of the grants, any estimation of fair value would necessarily involve consideration of vesting conditions. Summit notes that it currently issues three types of Class D interests: (i) Class D-1 time-vesting interests; (ii) Class D-1 performance-vesting interests; and (iii) Class D-2 performance-vesting interests. Each type of Class D interest carries different vesting criteria.

As described on pages 145 through 147, in connection with the initial public offering, Summit expects that all vested and unvested Class D interests will be surrendered in connection with the reclassification of Summit Materials Holdings L.P. and that the LP Units and stock options issued in exchange for unvested Class D interests will be subject to the vesting conditions substantially similar to the corresponding Class D interests. Described below are the terms of the Class D interests as they are currently in effect and were considered for purposes of the Monte Carlo simulation:

•	Class D-1 time-vesting interests: 20% of these interests vest upon the first anniversary of issuance, and the remaining 80% vest over the next four years at a rate of 1.667% per month. If an initial public offering occurs before all Class D-1 time-vesting interests vest, the unvested interests expire and do not participate in the waterfall allocation.

•	Class D-1 performance-vesting and Class D-2 performance-vesting interests: vest upon an equity valuation at or above a 1.75x multiple and 3.0x multiple of the invested capital, respectively. If these thresholds are not met upon the occurrence of an initial public offering, the unvested Class D-1 performance-vesting and unvested Class D-2 performance-vesting interests do not participate in the waterfall allocation.

Summit used a Monte Carlo simulation to determine the fair value of the Class D interests. Each of the three vesting criteria was included to assess the number of shares that would be deemed to have vested over time, at the time of the IPO, or both. The simulation analysis used fair value of total equity, an expected time to an exit or IPO event, and an estimate of volatility, as inputs, to create one million scenarios of possible outcomes. Depending on these simulated scenario outcomes, different numbers of interests may vest or expire unvested. Because expired and/or unvested interests do not participate in equity allocation, Summit did not include these unvested interests in its Monte Carlo analysis. Summit further respectfully advises the Staff that non-vesting due to employee attrition was not incorporated in the Monte Carlo simulation. Summit respectfully submits that because the vesting criteria take into account both time and performance in the simulation analysis itself, these conditions were taken into consideration in valuing the Class D interests.

Securities and Exchange Commission	5	December 18, 2014

Unaudited Consolidated Financial Statements of Summit Materials Holdings L.P. and Subsidiaries

2. Acquisitions, page F-46

5.	We note from your response to comments 13 and 14 in our letter dated November 20, 2014, that the purchase price of Alleyton Resource Corporation is 16.8% of your total assets as of December 31, 2012, and 12% of your total assets as of December 31, 2013. As such, please provide disaggregated disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50. Please note that the 20% threshold you reference in your response letter is for purposes of determining significance of an acquisition for presenting audited financial statements and not for the requirement to provide disaggregated disclosures for material acquisitions under ASC 805.

Summit has revised page F-48 to provide certain disaggregated disclosures regarding the Alleyton acquisition. Summit notes that is has not included the disaggregated ASC 805 pro forma disclosures as Alleyton’s pre-acquisition revenue for 2014 (i.e., January 1, 2014 through January 17, 2014) was approximately 1% of Summit’s September 2014 year-to-date revenue and Alleyton’s pre-tax earnings were $635,000. These amounts are not considered material by Summit. However, Summit believes that as an acquisitive company, the ASC 805 pro forma disclosures would be meaningful to investors if presented on an aggregate basis. Summit has accordingly expanded the disclosure on page F-48 to include such information.

*     *     *     *     *

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	6	December 18, 2014

cc:	Securities and Exchange Commission

Pamela Long

Tracey Houser

Al Pavot

Summit Materials, Inc.

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Brian J. Harris

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Michael P. Kaplan

Sophia Hudson